STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that

DNA Dynamics, Inc.

an entity originally organized under the laws of Delaware on July 1, 1981, did on April 13, 2018 apply for a Certificate of Registration and filed Articles of Continuance in the office of the Secretary of State of State of Wyoming.

I further certify that **DNA Dynamics, Inc.** renounced its jurisdiction of formation and is now formed under the laws of the State of Wyoming in accordance with Wyoming statutes.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **13th** day of **April**, **2018**.

Secretary of State

By: Bailey Johnson

Filed Date: 04/13/2018